SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of December 2013

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

On November 27, 2013, DHT Holdings, Inc. (the “Company”) filed a Certificate of Designation of Series B Participating Preferred Stock with the Registrar of Corporations of the Republic of the Marshall Islands.  Attached hereto as Exhibit 3.1 is the Certificate of Designation, and it is incorporated herein by reference.

On December 2, 2013, the Company issued a press release announcing the completion of its previously announced private placement of approximately $110 million of its equity to institutional investors.  Attached hereto as Exhibit 99.1 is the press release, and it is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

3.1	Certificate of Designation of Series B Participating Preferred Stock

99.1	Press Release dated December 2, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: December 2, 2013	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer